Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date:  February 26, 2002



         The following information consists of supplemental information provided by The Limited, Inc. in connection with its exchange offer involving Intimate Brands, Inc.

     On February 8, 2002, plaintiffs in two stockholder lawsuits, Vogel v. Gee, et al., C.A. No. 19382-NC; and Helwig v. Wexner, et al., C.A. No. 19383-NC, pending in the Delaware Court of Chancery filed an amended complaint (the "Amended Complaint") which substantially revised the allegations in those actions to allege that the disclosures contained in the registration statement on Form S-4 and the prospectus included therein (together, the "Prospectus") filed by The Limited, Inc. ("The Limited") in connection with its offer to exchange (the "Offer") shares of its common stock for all of the outstanding shares of Class A common stock of Intimate Brands, Inc. ("Intimate Brands") were incomplete or misleading for various reasons. A copy of the Amended Complaint has been attached hereto.

     The Limited believes that the disclosure included in the Prospectus filed with the Securities and Exchange Commission ("SEC") satisfies all applicable legal requirements and is accurate and complete in all material respects. Nevertheless, The Limited is voluntarily providing the following information:

Structure of the Offer and Merger; Role of Special Committee

     The Prospectus provides that the Offer is being made directly to Intimate Brands' stockholders, who are free to tender their Intimate Brands shares as they may elect. Assuming that the conditions to the Offer are met and the Offer is completed, The Limited will effect a "short-form" merger of Intimate Brands and a wholly-owned subsidiary of The Limited (the "Merger"), unless it is not lawful to do so, and completion of the Merger will not require any additional Intimate Brands stockholder or board action. The Limited also stated in the Prospectus that, given that certain Intimate Brands directors are also directors of The Limited and certain other Intimate Brands directors are employees of Intimate Brands (whose compensation is determined by the Intimate Brands compensation committee, which consists of individuals who are also directors of The Limited), it expects that the directors of Intimate Brands who have no affiliation with The Limited will evaluate the proposed transaction and file their response to the Offer in accordance with SEC requirements.

     Since the commencement of the Offer, the Intimate Brands Board of Directors has established a Special Committee consisting of Intimate Brands directors Roger D. Blackwell, Donna A. James and William E. Kirwan to evaluate the Offer and make a recommendation to Intimate Brands stockholders. According to the information regarding these directors disclosed in Intimate Brands' proxy statement filed on April 20, 2001:

     o Dr. Blackwell has been a director of Intimate Brands since 1995. He is a Professor of Marketing at The Ohio State University and is also President and Chief Executive Officer of Roger Blackwell Associates, Inc., a marketing consulting firm in Columbus, Ohio. Dr. Blackwell is also a director of Airnet Systems, Inc., Anthony & Sylvan Pools

          Corporation, Applied Industrial Technologies, Inc., The Banc Stock Group, The Flex-Funds, Frontstep, Inc. and Max & Erma's Restaurants, Inc.

     o Ms. James has been a director of Intimate Brands since 2001. She is Executive Vice President and Chief Administrative Officer of Nationwide, an insurance and financial services organization. Ms. James is also a director of Villanova Capital, Inc.

     o Dr. Kirwan has been a director of Intimate Brands since 1998. He is the president of The Ohio State University. Dr. Kirwan is also a director of Columbia Gas and Wendy's International.

     The Special Committee has hired Wilmer, Cutler & Pickering as its counsel and Credit Suisse First Boston Corporation as its financial advisor. On February 20, 2002, the Special Committee filed with the SEC a Schedule 14d-9 stating that, among other things, it is unable to take a position with respect to the transaction at the present time because it has not completed a full and deliberate review and evaluation of the material terms of the transaction together with its legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law.

The Limited's Beliefs as to the Potential Benefits of the Offer and Merger

     The Limited believes that the recombination of The Limited and Intimate Brands is strategically and operationally compelling and that it will yield significant benefits for stockholders of The Limited and Intimate Brands alike. The letter dated February 4, 2002 from Leslie H. Wexner, Chairman and Chief Executive Officer of The Limited, to the members of the Intimate Brands Board of Directors expresses these beliefs. A more detailed discussion of the basis for these beliefs is included in the Prospectus under "Background and Reasons for the Offer and the Merger" beginning on page 27.

The Exchange Ratio

     As is described in several places in the Prospectus, the exchange ratio in the Offer and the Merger was established so that current Intimate Brands stockholders will have approximately the same percentage ownership interest in Intimate Brands' businesses immediately after the completion of the Offer and the Merger as they currently hold. In addition, as Limited stockholders, they would also receive the same percentage ownership interest in The Limited's other businesses and assets. The recombination was not structured as a "cash-out" or other transaction intended to eliminate or reduce their interest in Intimate Brands. Instead, it was structured precisely with the intent of allowing current Intimate Brands stockholders to retain their approximate ownership interest in Intimate Brands while also receiving an interest in The Limited's other businesses and assets.

     The Limited does not believe that the analysis typically undertaken by stockholders in a "cash-out" or "squeeze-out" transaction is the appropriate framework for analysis of the Offer and the Merger by an Intimate Brands stockholder. First, Intimate Brands stockholders are not being asked to "give up" their interest in Intimate Brands since the basic premise of the transaction is that Intimate Brands stockholders will retain their approximate ownership interest. Second, as Limited stockholders, current Intimate Brands stockholders will also receive an interest in The Limited's other businesses and assets. Third, as a transaction undertaken for strategic and operational reasons, in which all Intimate Brands stockholders will continue to participate at substantially similar ownership levels in the combined enterprise, it is expected that stockholders will be able to participate in the potential benefits of the recombination, including the increased flexibility in allocating resources and expertise, which The Limited believes will allow both companies to strengthen their key brands, the elimination of management time and distraction in maintaining two public companies and the elimination of uncertainty on the part of lenders and rating agencies regarding The Limited's future plans for Intimate Brands.

Role of Financial Advisors

     Goldman, Sachs & Co. and Banc of America Securities LLC, as financial advisors to The Limited, made a presentation to the Board regarding various aspects of the Offer and the Merger. For various reasons, including the fact that the rationale for the transaction is principally strategic and operational, The Limited did not request and did not receive a "fairness opinion" from either of its financial advisors. Although The Limited believes that all material information included in that presentation is already reflected in the Prospectus and the documents incorporated by reference therein and that all applicable disclosure requirements have been satisfied, in the interests of clarifying the role of its financial advisors, The Limited is providing the summary set forth below of the information included in that presentation.

     In connection with the presentation, Goldman Sachs and Banc of America Securities relied upon the accuracy and completeness of all of the financial, accounting and other information that was discussed with or reviewed by each such party, and Goldman Sachs and Banc of America Securities assumed the accuracy and completeness of this information for purposes of making the presentation.

   Rationale for Transaction

     The presentation made by Goldman Sachs and Banc of America Securities summarized The Limited's rationale for the transaction substantially as set forth in the Prospectus under the section entitled "Background and Reasons for the Offer and the Merger." In support of The Limited's belief that the investor community has been increasingly viewing The Limited and Intimate Brands as very similar companies, Goldman Sachs and Banc of America Securities noted several key market and financial indicators:

     o the growth rates of the two companies have become more similar over time, as illustrated by the growth rates of The Limited and Intimate Brands of 13.5% and 16%, respectively as of January 22, 2002 as compared to their growth rates of 13% and 22%, respectively, as of January 1, 1996, based on IBES median 5-year forward earnings-per-share growth rates;

     o the price-earnings multiples of the two companies have become more similar, as illustrated by the price-earnings multiples of The Limited and Intimate Brands of 18.4x and 19.2x, respectively, as of January 22, 2002, as compared to 15.0x and 17.4x, respectively, as of January 1, 1996, based on IBES median one-year forward earnings-per-share estimates;

     o the increase in Intimate Brands' contribution to The Limited's operating income (excluding nonrecurring items) from 72% in fiscal year 1996 to 86% in fiscal year 2000; and

o from a market valuation perspective, the current virtually identical trading characteristics of Limited common stock and Intimate Brands common stock, with The Limited's ownership stake in Intimate Brands representing 95% of The Limited's market value based on closing stock prices on January 22, 2002.

     The Limited's Businesses and Assets other than Intimate Brands

     The presentation included a summary of the various businesses and assets of The Limited, other than its ownership interest in the Intimate Brands businesses. These included:

     o the apparel businesses of Express, Structure, Limited Stores, Lerner and Henri Bendel;

     o the minority equity stakes owned by The Limited in the following public companies: Alliance Data Systems Corp., Charming Shoppes, Inc., Galyan's Trading Company, Inc., United Retail Group and Tarrant Apparel Group;

     o The Limited's ownership interest in other businesses such as its supplier subsidiary Mast;

     o    The Limited's ownership of the Easton retail development; and

     o    The Limited's cash balance.

     This summary was based on information provided by management of The Limited and on publicly available information, all of which was included in the presentation without any independent verification by Goldman Sachs or Banc of America Securities.

     Overview of Offer Considerations

     The presentation noted the existence of relatively few minority buy-in stock-for-stock exchange offers and included information indicating that of those transactions, none involved a target company that represented nearly as great a percentage of the acquiror's market capitalization as Intimate Brands does of The Limited. Given the unique attributes of the proposed recombination transaction as compared to other stock-for-stock buy-in transactions, The Limited and its financial advisors believe that a comparison of the exchange ratio used in the Offer and the Merger to the exchange ratios used in other transactions would not be meaningful. The presentation also included the calculation of an exchange ratio at which Intimate Brands stockholders would maintain their approximate ownership interest in Intimate Brands following the Offer and the Merger.

     Financial Impact of the Transaction to The Limited

     The presentation included a summary of the financial impact of the Offer and the Merger to The Limited. A calculation of the accretion and dilution determined in accordance with applicable SEC requirements is included in the pro forma financial statements and related notes to those statements included in the Prospectus. In addition, The Limited has disclosed in a conference call following the announcement of the Offer, a transcript of which has been filed with the SEC on February 6, 2002, the impact of the transaction on The Limited based on The Limited's current expectation of fiscal year 2001 results.

     General

     The summary of the presentation set forth above is not and does not purport to be a complete description of the presentation. The presentation was not, and was not intended to be, an opinion of any kind or an independent expert's report. Goldman Sachs and Banc of America Securities also were not requested to make, and did not make, an independent evaluation or appraisal of the assets and liabilities of The Limited or any of its subsidiaries (including Intimate Brands), nor was Goldman Sachs or Banc of America Securities furnished with any such evaluation or appraisal.

     Goldman Sachs and Banc of America Securities provided their advisory services and made the presentation solely for the information and assistance of the Board of The Limited in connection with its consideration of the Offer and the Merger and related structural alternatives. The presentation made by Goldman Sachs and Banc of America Securities does not constitute an opinion or appraisal of the Offer and the Merger nor is it a recommendation as to how any holder of shares of The Limited or Intimate Brands should act with respect to the Offer and the Merger.

Information Regarding The Limited and Intimate Brands

     The Limited believes that all material information regarding the results, operations and prospects of The Limited and Intimate Brands has been disclosed in the Prospectus or incorporated by reference therein as provided in the section entitled "Where You Can Find More Information." The sections entitled "Selected Historical Consolidated Financial Data," "Selected Unaudited Pro Forma Consolidated Financial Data" and "Unaudited Pro Forma Consolidated Financial Statements" contain important financial information regarding both companies. The "Risk Factors" section of the Prospectus discloses risks and uncertainties in connection with the Offer and the Merger as well as those related to the businesses of The Limited and Intimate Brands.

     First, the section entitled "Selected Historical Consolidated Financial Data" of the Prospectus includes a summary of the historical financial data of both companies for the past five years and incorporates by reference the actual historical financial statements on Forms 10-K and Forms 10-Q filed with the SEC for those periods.

     The Prospectus also includes, under "Selected Unaudited Pro Forma Consolidated Financial Data" and "Unaudited Pro Forma Consolidated Financial Statements," detailed pro forma financial statements that provide a picture of The Limited's financial position and results of operations had the Offer and the Merger occurred at an earlier date. As disclosed in the Prospectus, the pro forma financial statements do not reflect any adjustments for the estimated $20.4 million one-time, after-tax, non-cash charge relating to the exchange of vested Intimate Brands stock options and restricted stock awards. The pro forma financial statements also do not reflect the currently estimated $5 million in cost savings from the transaction.

     The Limited currently expects that the dilution resulting from the transaction, on a per share basis (based on the mid-point of The Limited's current expectations of fiscal year 2001 results), will consist of: (i) accretion of $0.01 from the elimination of costs related to maintaining Intimate Brands as a separate public company, (ii) dilution of $0.01 from non-cash amortization of intangible assets booked in purchase accounting, (iii) dilution of $0.03 resulting from the additional issuance of Limited stock, net of the benefit of 100% of Intimate Brands' earnings, (iv) dilution of $0.02 from on-going non-cash compensation expense for unvested stock options and restricted stock (i.e., unvested stock awards), which reduces rapidly to be de minimis by 2004 (calculated based on February 4, 2002 closing price) and (v) $0.04 dilution from a non-cash, one-time expense related to the exchange of vested stock options. The table below illustrates the pro forma dilution under three scenarios based on whether certain charges relating to the conversion of vested and/or unvested options are included in the calculation. The pro forma financial data included in this filing has been prepared solely to provide additional information and has not been prepared in accordance with applicable SEC requirements.

Excluding Charges relating to Conversion of Vested
and Unvested Stock Awards                                                 2001E
2001 estimated EPS                                                       $ 0.84
     (i)  Accretion from cost savings                                    $ 0.01
    (ii)  Dilution from non-cash amortization of intangible net assets   $(0.01)
   (iii)  Dilution from issuance of Limited stock                        $(0.03)
                                                                         -------
Pro Forma estimated EPS                                                  $ 0.81
                                                                         =======

Including Charges Related to Conversion of Unvested Stock Awards,
but Excluding Charges Related to Conversion of Vested Stock Options
2001 estimated EPS                                                       $ 0.84
     (i)  Accretion from cost savings                                    $ 0.01
    (ii)  Dilution from non-cash amortization of intangible net assets   $(0.01)
   (iii)  Dilution from issuance of Limited stock                        $(0.03)
    (iv)  Dilution from on-going non-cash charge related to unvested
          stock awards                                                   $(0.02)
                                                                         -------
Pro Forma estimated EPS                                                  $ 0.79
                                                                         =======

Including Charges Related to Conversion of Vested Stock Options
and Unvested Stock Awards
2001 estimated EPS                                                       $ 0.84
     (i)  Accretion from cost savings                                    $ 0.01
    (ii)  Dilution from non-cash amortization of intangible net assets   $(0.01)
   (iii)  Dilution from issuance of Limited stock                        $(0.03)
    (iv)  Dilution from on-going non-cash charge related to unvested
          stock awards                                                   $(0.02)
     (v)  Dilution from one-time non-cash charge related to vested
          stock awards                                                   $(0.04)
                                                                         ------
Pro Forma estimated EPS                                                  $ 0.75
                                                                         =======

     The "Recent Developments" section of the Prospectus includes The Limited's current best estimate of the financial outlook for both The Limited and Intimate Brands in 2002. Neither The Limited nor Intimate Brands prepares multi-year financial projections because the unpredictable nature of their businesses does not lend itself to meaningful financial forecasts beyond the upcoming year. The Limited is not under any obligation to provide any other information than that provided in this section, including information regarding new products of Intimate Brands or The Limited, nor speculate on any possible future acquisitions. The Limited confirms, however, that there are no material acquisitions pending. As disclosed in the section entitled "Plans for Intimate Brands," The Limited does not have any current plans for any significant changes at Intimate Brands.

Effect of the Offer and the Merger on Intimate Brands Stockholders

     Current Intimate Brands stockholders own approximately 16.3% of Intimate Brands and, after the completion of the Offer and the Merger, they will own approximately 16.3% of The Limited. Each share of Intimate Brands Class A common stock owned by current Intimate Brands stockholders will be exchanged in the Offer and Merger for 1.046 shares of Limited common stock. Outstanding Intimate Brands stock options and restricted stock will be exchanged for Limited stock options and restricted stock on the basis of that same exchange ratio and in accordance with applicable accounting principles to prevent dilution or enlargement of the rights under the respective awards. This exchange will not result in any special change-in-control payments and the vesting and expiration provisions of the converted stock options will remain unchanged.

     Through their ownership of Limited shares, current Intimate Brands stockholders will continue to enjoy the benefits of holding an interest in the Intimate Brands' businesses at substantially the same level as they held before the Offer and the Merger. In addition, current Intimate Brands stockholders will receive an interest in The Limited's other businesses and assets, which are described in the section of the Prospectus entitled "Summary."

Additional Information Regarding Structure

     In connection with its determination to pursue a recombination of The Limited and Intimate Brands, the Board of Directors of The Limited considered several different structural alternatives for effecting a recombination. The Board ultimately concluded that each mechanism for effecting the recombination other than the Offer and the Merger raised one or more of a variety of issues, including adverse timing, complexity, tax and other consequences (including the need for supermajority approval under the Intimate Brands' charter, as referred to in the Prospectus, if certain structures other than the Offer and the Merger were pursued) that made it less attractive than the Offer and the Merger.

Litigation

     As previously reported, on February 5, 2002 and continuing thereafter, lawsuits were filed in the Delaware Court of Chancery and in the Court of Common Pleas of Franklin County, Ohio on behalf of similar purported classes of public shareholders of Intimate Brands asserting that the terms of the Offer were inadequate and unfair to those shareholders. The Delaware actions were subsequently consolidated under the caption In re Intimate Brands, Inc. Shareholders Litigation, Cons. C.A. No. 19382-NC, and the amended complaint in the Vogel and Helwig actions that is referred to above was designated the operative complaint in that consolidated action. On February 8, 2002, plaintiffs in the Vogel and Helwig actions moved for expedited discovery on their claims in anticipation of making a motion for preliminary injunction against the closing of the Offer until additional disclosures addressing the alleged shortcomings identified in the amended complaint had been disseminated. Following a hearing on February 13, 2002, the Delaware Court of Chancery granted the application for expedited discovery and tentatively scheduled a hearing on a motion for preliminary injunction to be held on February 28, 2002 at 11 a.m. Thereafter, in exchange for The Limited's agreement, among other things, to consult with plaintiffs' counsel regarding the contents of the supplemental disclosures included in this filing, plaintiffs' counsel in the now-consolidated Delaware actions agreed to adjourn proceedings on their motion for preliminary injunction. Accordingly, the hearing on a motion for preliminary injunction that had been scheduled for February 28, 2002 has been cancelled.

     By agreement with plaintiffs' counsel in the respective actions, the time for all defendants to respond to the complaints in the Delaware and Ohio actions has been extended through and including April 2, 2002 and April 3, 2002, respectively. These actions are in their earliest stages. The Limited believes the allegations are without merit and intends to defend against them vigorously.

                           Forward Looking Statements

     This communication contains certain "forward-looking statements," including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the Offer and the Merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the Offer and the Merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized. The Limited is scheduled to report fourth quarter earnings on February 28, 2002.

                             Additional Information

     In connection with the Offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL

RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.

                                                                      ATTACHMENT

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY



-----------------------------------X  C.A. No. 19382-NC
                                   :
EUGENIA GLADSTONE VOGEL,           :
                                   :
                                   :
                                   :
                    Plaintiff,     :
                                   :
                  vs.              :
                                   :
F. GORDON GEE, ROGER D. BLACKWELL, :
DONALD B. SHACKELFORD, BETH M.     :
PRITCHARD, DONNA A. JAMES, WILLIAM :
E. KIRWAN, GRACE A. NICHOLS, LESLIE:
WEXNER, INTIMATE BRANDS, INC., THE :
LIMITED, INC. and INTIMATE BRANDS  :
HOLDING CO., INC.,                 :
                                   :
                    Defendants.    :
                                   :
-----------------------------------X


-----------------------------------X  C.A. No. 19383-NC
                                   :
CARL HELWIG,                       :
                                   :
                    Plaintiff,     :
                                   :
                  vs.              :
                                   :
LESLIE WEXNER, BETH M. PRITCHARD,  :
GRACE A. NICHOLS, ROGER D.         :
BLACKWELL, DONALD B. SHACKELFORD,  :
E. GORDON GEE, WILLIAM E. KIRWAN,  :
DONNA JAMES, INTIMATE BRANDS, INC.,:
THE LIMITED, INC. and INTIMATE     :
BRANDS HOLDING CO., INC.,          :
                                   :
                    Defendants.    :
                                   :
-----------------------------------X

NOTICE OF FILING AMENDED COMPLAINT
----------------------------------


TO: ALL DEFENDANTS

        PLEASE TAKE NOTICE that plaintiffs herewith file the within Amended Complaint as of course pursuant to Rule 15(a).

     In compliance with Rule 15(aa), plaintiffs aver that the Amended Complaint is in full substitution for the complaints heretofore filed in the above-captioned actions.


                                       ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                       By: /s/
                                           --------------------------------
                                           Suite 1401 , Mellon Bank Center
                                           P.O. Box 1070
                                           Wilmington, DE 19899-1070
                                           (302) 656-4433
                                           Attorneys for Plaintiffs


IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

-----------------------------------X  C.A. No. 19382-NC
                                   :
EUGENIA GLADSTONE VOGEL,           :
                                   :
                    Plaintiff,     :
                                   :
                  vs.              :
                                   :
F. GORDON GEE, ROGER D. BLACKWELL, :
DONALD B. SHACKELFORD, BETH M.     :
PRITCHARD, DONNA A. JAMES, WILLIAM :
E. KIRWAN. GRACE A. NICHOLS, LESLIE:
WEXNER; INTIMATE BRANDS, INC., THE :
LIMITED, INC. and INTIMATE BRANDS  :
HOLDING CO., INC.,                 :
                                   :
                    Defendants.    :
                                   :
-----------------------------------X

-----------------------------------X  C.A. No. 19383-NC
                                   :
CARL HELWIG,                       :
                                   :
                    Plaintiff,     :
                                   :
                  vs.              :
                                   :
LESLIE WEXNER, BETH M. PRITCHARD,  :
GRACE A. NICHOLS, ROGER D.         :
BLACKWELL, DONALD B. SHACKELFORD,  :
E. GORDON GEE, WILLIAM E. KIRWAN,  :
DONNA JAMES, INTIMATE BRANDS, INC.,:
THE LIMITED, INC. and INTIMATE     :
BRANDS HOLDING CO., INC.,          :
                                   :
                    Defendants.    :
                                   :
-----------------------------------X

AMENDED COMPLAINT
-----------------

     For their Amended Complaint, plaintiffs allege upon personal knowledge with respect to themselves, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION
--------------------

     1. This is a class action on behalf of the public holders of the Class A stock of Intimate Brands, Inc. ("IBI" or the "Company"), against its directors and the controlling shareholder of IBI in connection with the proposed acquisition of the publicly owned shares of IBI common stock by its majority controlling shareholder, defendant The Limited, Inc. ("The Limited").

     2. After the close of trading on February 4, 2002, The Limited announced that it was launching an exchange offer the next day (the "Exchange Offer") to acquire the outstanding shares of IBI that it did not then already own for
1.046 shares of The Limited common stock for each outstanding share of IBI common stock (the "Exchange Ratio"). The Limited, which already owns over 83% of IBI's outstanding shares and 94% of the voting power, plans to effectuate a short-form merger in the event it obtains over 90% ownership as a result of the Exchange Offer (the "Merger") (together, the Exchange Offer and the Merger are referred to as the "Proposed Transaction"). Significantly, The Limited has precipitously launched the Tender Offer without awaiting a recommendation from or engaging in any negotiations with any special committee of the Board of Directors of IBI (even assuming that a properly constituted special committee could have been formed).

     3. The consideration that The Limited has offered to members of the Class (as defined below) in the Exchange Offer is unfair and inadequate because, among other things, the intrinsic value of IBI's publicly owned stock is materially in excess of the amount offered, giving due consideration to the Company's growth and anticipated operating results, net asset value and future profitability.

     4. Importantly, the documents disseminated to IBI's public shareholders in connection with the transaction, including the Form S-4 Registration Statement (the "Registration Statement"), are materially false and misleading and fail to provide IBI's minority shareholders with essential and meaningful information they need to assess the fairness and reasonableness of the proposed transaction. In particular, in a transaction such as the one at issue here, the majority shareholder bears the burden of making complete disclosure of all material facts relevant to the minority shareholders' decision whether to accept the consideration offered. Among other things, in connection with the Registration Statement, The Limited has violated its disclosure obligations by:

-- creating a false impression in connection with the Proposed Transaction that a "Special Committee" of IBI directors has the authority and ability to protect the interests of the IBI minority stockholders;

-- falsely stating that the proposed transaction is "strategically and operationally compelling" to IBI's public shareholders.

-- falsely stating that the proposed transaction will yield "significant benefits" for IBI's public shareholders.

-- failing to disclose that the premium implied by the Exchange Ratio is materially inadequate in comparison to comparable transactions;

-- falsely stating that "the market capitalizations of The Limited and Intimate Brands are virtually identical;"

-- failing to disclose all material information regarding the value, results, operations and prospects of IBI and The Limited;

-- failing to disclose detailed projections for IBI and The Limited;

-- failing to quantify the expected synergies from consummation of the Proposed Transaction;

-- failing to disclose The Limited's basis for the Exchange Ratio or the valuation methodologies used in determining the exchange ratio;

-- failing to disclose The Limited's assessment of whether the Proposed Transaction is fair and a reasonably detailed discussion regarding the bases for such assessment;

-- failing to disclose the reasons for the recent resignation of Mr. Bernard, The Limited's President and CEO, as well as The Limited's plans to find a replacement for him;

-- failing to disclose that the real reason for the timing of the Exchange Offer is that IBI's prospects and stock price have been rapidly improving;

-- failing to disclose information regarding IBI's new products or product pipeline;

-- failing to disclose information regarding the current acquisitions The Limited is considering and The Limited's prospects for acquisitions in the future; and

-- failing to disclose information regarding the role, analyses and conclusions of The Limited's two financial advisors with respect to the Exchange Offer.

-- failing to inform IBI's minority shareholders of the considerable leverage they now possess in dealings with The Limited which they will lose if the Proposed Transaction is consummated.

     5. In sum, The Limited is attempting to acquire IBI's public shareholders' financial stake without affording them fair consideration for their shares and full and candid disclosures. Injunctive relief in this action is essential to protect the interests of IBI's minority shareholders.

THE PARTIES
-----------

     6. Plaintiffs are and at all relevant times have been the owners of shares of IBI Class A common stock.

     7. IBI is a Delaware corporation with its principal executive offices located at Three Limited Parkway, P.O. Box 16000, Columbus, Ohio 43230. IBI operates specialty retail stores and direct-response (catalog and e-commerce) businesses that offer women's intimate and other apparel, personal care products and accessories. The Company consists of Victoria's Secret Stores, Victoria's Secret Beauty, Victoria's Secret Direct and Bath & Body Works. Victoria's Secret Stores is a specialty retailer of women's intimate apparel and related products. Victoria's Secret Beauty is a specialty retailer of high-quality beauty products. Bath & Body Works is a specialty retailer of personal care products. Victoria's Secret Direct is a catalog and e-commerce retailer of intimate and other women's apparel.

     8. (a) Defendant The Limited is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at Three Limited Parkway, Columbus, Ohio. The Limited owns 100% of the outstanding Class B Common Stock of IBI, which represents approximately 94% of the combined voting power of the Company. Each share of Class B common stock is convertible into one Class A share. If converted, The Limited would own 83.9% of all Class A common stock. IBI's relationship with The Limited is governed, in part, by agreements entered into in connection with the Company's 1995 initial public offering, including a services agreement, a corporate agreement, several lease agreements, several shared facilities agreements and a tax-sharing agreement.

     (b) Defendant Intimate Brands Holding Co., Inc. is a wholly-owned subsidiary of The Limited, established to effectuate the proposed transaction.

     9. (a) Defendants F. Gordon Gee ("Gee"), Roger D. Blackwell, Donald B. Shackelford ("Shackelford"), Beth M. Pritchard ("Pritchard"), Donna A. James, William E. Kirwan, Grace A. Nichols ("Nichols") and Leslie Wexner ("Wexner") are the directors of IBI (collectively, the "Individual Defendants").

     (b) Defendant Wexner serves as Chairman of the Board and CEO of IBI and Chairman of the Board and CEO of The Limited. Defendant Wexner is the controlling shareholder of The Limited which he founded in 1963.

     (c) In addition to serving as directors of IBI, defendants Shackelford and Gee also serve as directors of The Limited; defendant Pritchard serves as President and CEO of Bath & Body Works, Inc., a subsidiary of IBI; and defendant Nichols serves as President and CEO of Victoria's Secret Stores, Inc., a subsidiary of IBI. Furthermore, defendant Kirman is the President of Ohio State University ("OSU"); defendant Blackwell is Professor of Marketing at OSU; and Defendant James is a member of the Board of the Wexner Center for the Arts at OSU. Defendant Wexner is a 1959 graduate of OSU and, until June 2001, had the distinction of having made the largest single donation ever to OSU, $25,000,000.

     (d) Thus, all of IBI's directors suffer from divided loyalties in the proposed transaction by reason of their affiliation with The Limited, their employment by IBI, or their gratitude and obeisance to defendant Wexner for his extraordinary largesse to OSU.

        10. Each Individual Defendant and The Limited owe IBI's public stockholders fiduciary obligations and were and are required to: act in furtherance of the best interests of IBI's public stockholders; govern IBI in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not favor their own interests at the expense of IBI's public stockholders.

CLASS ACTION ALLEGATIONS
------------------------

     11. Plaintiffs bring this action pursuant to Rule 23 of the Rules of this Court, individually and on behalf of all other shareholders of the Company (except defendants and any person, firm, trust, corporation, or other entity related to or affiliated with them) and their successors in interest, who are or will be threatened with injury arising from defendants' actions, complained of herein (the "Class").

     12. This action is properly maintainable as a class action for the following reasons:

     a. The Class is so numerous that joinder of all members is impracticable There are millions of shares of IBI Class A common stock which are outstanding, held by hundreds, if not thousands, of public investors who are members of the Class.

     b. There are questions of law and fact that are common to the Class including, inter alia, the following:

     (i) Whether defendants have engaged and are continuing to engage in conduct which unfairly benefits The Limited at the expense of the members of the Class;

     (ii) Whether the Individual Defendants, as officers and/or directors of the Company, and The Limited, the controlling stockholder of IBI, are violating their fiduciary duties to plaintiffs and the other members of the Class; and

        (iii) Whether plaintiffs and the other members of the Class would be irreparably damaged were the Proposed Transaction not enjoined.

     c. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

     d. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     e. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS
-----------------------

A.      Background

     11. On or about October 23, 1995, IBI, which was then a wholly-owned subsidiary of The Limited, completed an initial public offering of approximately 16% of its common stock. Defendants apparently perceived an acute problem with IBI's visibility to investors and analysts as the IPO was purportedly undertaken to (a) "enable Intimate Brands to more independently focus on its intimate apparel and personal care businesses while allowing The Limited to focus on its retail apparel businesses," (b) "make the respective financial and operating results of Intimate Brands and the apparel business more visible to investors," and (c) "promote entrepreneurial spirit and create new career opportunities by allowing executives and associates to participate more directly in the performance of their business."

     12. IBI, as a standalone entity, has achieved these goals. In this regard, according to defendants, the IPO has "facilitated the development of the brands and businesses of Intimate Brands," allowed Intimate Brands to recruit and retain talented executives and associates, and "focused the investor community on the performance and prospects of the Intimate Brands' businesses."

     13. As illustrative, from October 1995 through fiscal 2000, IBI's annual revenues have increased 96%, from $2.6 billion to $5.1 billion; net income has increased 113% from $203 million to $432 million; and the number of stores it operates has increased 85% from 1,293 to 2,390.

     14. Conversely, over the last few years, The Limited has suffered many setbacks and its apparel business has been slumping. Among other things, it has closed over 1,500 stores and has substantially downsized Henri Bendel, a formerly high-end department store.

     15. IBI has so outpaced The Limited that at this time, IBI represents approximately 95% of The Limited's market value and, for fiscal 2001, defendants estimated that IBI will contribute approximately 90% of The Limited's operating income. Analysts have clearly recognized the importance of IBI to The Limited. As stated in a recent Wells Fargo Securities, LLC report dated February 4, 2002, "we anticipate that Intimate Brands has been the chief driver for Limited, and any upside will be derived from the stake in Intimate Brands."

     16. Despite IBI's huge success, the Company's stock price fell off dramatically during the Summer of 2001. Since October 2001, however, the Company's stock price has risen -- rebounding from approximately $9.00 per share to almost $19.00 per share.

     17. On or about January 31, 2002, it was publicly announced that Robert Bernard, President and Chief Executive Officer of The Limited, had resigned. No reasons were given for his resignation and The Limited CEO post currently remains empty. There is no discussion of these matters in the Registration Statement.

B.   The Limited Decides To Purchase IM's Public Shares

     18. At the end of 2001, The Limited engaged Goldman, Sachs & Co. ("Goldman Sachs") and Banc of America Securities LLC ("Banc of America") as financial advisors to analyze "strategic alternatives" with respect to IBI. At the end of January 2002, realizing that the window of opportunity to eliminate the minority stockholders of IBI at a grossly inadequate price was rapidly closing, The Limited acted quickly to usurp 100% of the benefits of IBI's businesses, IBI's value and the expected future appreciation in IBI's stock price. Shortly thereafter, The Limited Board decided to proceed with the Exchange Offer.

     19. The Limited's purported reasons for pursuing the proposed transaction include: (a) "elimination of management distraction," (b) "elimination of uncertainty regarding The Limited's future plans for Intimate Brands, including uncertainty on the part of lenders and rating agencies," and (c) "the opportunity for modest cost-savings through the elimination of certain duplicative functions." Because, however, The Limited and IBI currently share information technology, distribution, logistics, real estate, store design and construction, it is unclear what synergies will be created by virtue of the proposed transaction- These synergies are neither quantified nor described in the Registration Statement. Also absent from the Registration Statement is any discussion of the alleged "management distractions" that allegedly spurred the proposed transaction and/or any information regarding uncertainties with respect to lenders and rating agencies.

C.   Defendant Wexner Sends A Letter To The Board Of IBI

     20. After The Limited Board approved the Proposed Transaction, defendant Wexner sent a letter to the IBI Board stating that:

     As we discussed, The Limited's Board of Directors has determined that it is desirable to recombine Intimate Brands and The Limited. We believe this step is strategically and operationally compelling and should yield a number of significant benefits. Most importantly, we believe it would put the Limited and IBI in a better position to exploit fully both companies' key brands and thereby create greater value for all stockholders.

     As a result, tomorrow morning The Limited will commence an offer to IBI stockholders in which we will offer to exchange 1.046 shares of Limited common stock for each share of Intimate Brands common stock we do not own. We have set the exchange ratio so that Intimate Brands stockholders will have approximately the same ownership interest in Intimate Brands' businesses immediately after completion of the transaction that they currently hold while also getting the same interest in The Limited's other businesses and assets. The exchange ratio also represents an approximately 6.1% premium over the Intimate Brands common stock closing price on February 4, 2002.

     Assuming that the conditions to the offer are satisfied (including a nonwaivable condition that The Limited own at least 90% of the common stock of Intimate Brands) and that the offer is completed, we will then effect a "short-form" merger in which the remaining Intimate Brands public stockholders will receive the same consideration unless it is not legal to do so. The share exchange in both the offer and the merger will be tax-free to IBI stockholders for U.S. federal income tax purposes.

     We believe that the recombination should be well received by Intimate Brands' stockholders. It is strategically sound, and we hope it will facilitate meaningful growth in the years ahead. I believe this is truly a win-win transaction for both companies and their stockholders.

     Although we are not seeking to reach a formal agreement with you on the transaction we are aware that you will need to review the transaction and make a recommendation to your stockholders. We also understand that it would be customary in transactions of this type for a special committee of independent directors to be established to review the transaction and make its recommendation and for that committee to retain independent financial and legal advisors. Needless to say, The Limited supports the creation of such a committee and the retention by it of independent advisors.

     On a personal note, I want to express my thanks to each of you for your efforts in helping build IBI into the extraordinary business that it is and for the work to be done in evaluating this transaction.

     We look forward to moving ahead on this exciting transaction that we believe will generate value for Limited and Intimate Brands stockholders alike.

     21. This letter, which was publicly disclosed in the Registration Statement, is materially false and misleading. Among other things, the proposed transaction is not "strategically and operationally compelling" to IBI's shareholders. As previously discussed, because IBI is much stronger than The Limited, the proposed transaction will be harmful to IBI's public shareholders. Furthermore, for these reasons, it is similarly misleading to state that the transaction will yield "significant benefits" for IBI's public shareholders. Moreover, defendants had no basis to claim that they "believed that the recombination should be well received by Intimate Brands' stockholders." In fact, a review of the messages posted on the Internet with respect to the deal, indicates that IBI shareholders would prefer to retain their IBI shares instead of being watered-down with stock of The Limited.

        22. Far from being "strategically and operationally compelling", completion of the Proposed Transaction will force IBI shareholders to share ownership of significantly less attractive assets, as can be seen by comparing the growth rates and profit margins of the two companies. Between fiscal years 1995 and 2000, IBI's revenues (14.4% annual growth rate), operating income (also a 14.4% annual growth rate) and net income (16.6% annual growth rate) grew at higher rates than The Limited's corresponding revenues, operating income and net income as a whole (5.1%, 7.5% and -14.7% annual growth rates), and at significantly higher rates than The Limited's non-IBI businesses (revenues at - 1.1%, operating income at -11.7%; The Limited's non IBI net income growth rate is not calculable due to the fact that these businesses as a whole would have reported a net loss during 2000). Excluding the effects of special and non- recurring charges and gains, IBI's operating profit margin of 15.7% over fiscal years 1995-2000 is almost double The Limited's overall operating profit margin of 8;0% and far better than The Limited's non-IBI's operating profit margin of 2.4% over the same time period.

D.  The Proposed Transaction Undervalues IBI

     23. The Limited unfairly timed the Proposed Transaction because it realized that IBI's prospects and stock price were improving and that these improvements would make an acquisition of the minority interest more expensive. The Exchange Offer was purposefully timed to occur after yearend tax selling pressure and just as the stock price of IBI was beginning to turn around and expected to show continued improvements throughout the year. The Exchange Offer, which values the shares of IBI at $18.57 per share, represents a paltry 6.1% premium based on the closing prices of $17.50 per share for IBI common stock and $17.75 for The Limited common stock on February 4, 2002, the day before the Exchange Offer commenced.

     24. Significantly, the Registration Statement omits well-established yardsticks by which to measure the import of this meager premium. For example, missing from the Registration Statement is any "minority squeeze-out analysis." Such standardized investment banking methodology, which is customarily utilized in freeze-out transactions such as the one here, would show that a reasonable premium for IBI's public shares would be in the 20-3.0% range, implying a price as high as $23.50 per share by this metric. Under such an analysis, it is clear that the Exchange Ratio and the premium it represents fall substantially short of the fair value of the Company's shares. This failure to disclose that the premium is low as compared to other comparable freeze-out transactions is highly material. The Limited has failed to disclose whether a minority squeeze-out analysis was performed and, if one was performed, what the results were. Alternatively, if such an analysis was not performed, The Limited has failed to advise the Class as to the lack of such an analysis and the reason why it was not undertaken. The omission of this material information disables IBI's public shareholders from making an informed judgment on value.

     25. Furthermore, based on premiums paid in comparable transactions, the Exchange Ratio is grossly inadequate. For example an analysis of all merger transactions involving public companies in 2000 indicates an average premium paid over the five days preceding the announcement of the transaction of 41%, which would give IBI's Class A shares an implied value of $24.20; an analysis of all merger transactions involving public companies in 2001 indicates an average premium paid over the five days preceding the announcement of the transaction of 46.9%, which would give IBI's Class A shares an implied value of $25.19; an analysis of all merger transactions involving stock-for-stock mergers of public companies over the last two years indicates an average premium paid over the five days preceding the announcement of the transaction of 37.0%, which would give IBI's Class A shares an implied value of $23.50; an analysis of all merger transactions involving public companies over the past two years in. which the seller's stock price is $10.$25 indicates an average premium paid over the five days preceding the announcement of the transaction of 38.8%, which would give IBI's Class A shares an implied value of $23.80; an analysis of all merger transactions involving public companies in the last two years in which the transaction value is greater than $500 million indicates an average premium paid over the five days preceding the announcement of the transaction of 38.2%, which would give IBI's Class A shares an implied value of $23.70; an analysis of all merger transactions involving public companies in the last two years in the retail industry indicates an average premium paid over the five days preceding the announcement of the transaction of 58.6%, which would give IBI's Class A shares an implied value of $27.20; and an analysis of all transactions involving public companies in the last two years in the apparel industry indicates an average premium paid over the five days preceding the announcement of the transaction of 87.1%, which would give IBI's Class A shares an implied value of $32.09.

     26. Also demonstrative of the grossly inadequate premium reflected in the Proposed Transaction is the recent transaction between David's Bridal Inc. ("David's Bridal") and The May Department Stores Company ("May"). In that deal, which was effectuated through a tender offer, May paid premiums of 73% over the price of David's Bridal on the day prior to the announcement of the transaction; and premiums of 68% and 85.6%, respectively over the three-month and six-month average closing prices of David's Bridal common stock. None of this information appears in the Registration Statement, thereby disabling Class members from drawing any relevant comparisons to other deals. By discussing the asserted premium in the Proposed Transaction. The Limited assumed the duty to make full disclosure of relevant data putting the premium in perspective. Failure to do so makes the Registration Statement materially false and misleading.

     27. Defendants state in the Registration Statement that "the market capitalizations of The Limited and Intimate Brands are virtually identical." This statement is, on its face, false and the implications flowing from this statement are false as well. Based on trading data on February 7, 2002, following announcement of the Proposed Transaction, IBI has an approximate $8.8 billion market capitalization and The Limited has a market capitalization of $7.2 billion. Because 84% of IBI's market capitalization is owned by The Limited, the market ascribes a negative value of minus $590 million (-$590,000,000) to the other assets which comprise The Limited. The Limited, however, does not disclose these numerical relationships in the Registration Statement. Rather, The Limited misleadingly states that the two companies have virtually identical market capitalizations to support its characterization of the Transaction as essentially an equal swap. IBI shareholders should not have to be saddled with The Limited's worthless apparel divisions.

     28. Furthermore, the paltry 6.1% premium does not reflect the inherent value of IBI's two key divisions, Victoria's Secret and Bath & Body Works, which show promising signs of sales and margin recoveries in 2002. Moreover, since the 1995 IPO, MI investors have realized an approximate 15.5% compound annual return for their Company, which has doubled in size. This stellar performance is not accounted for in the Exchange Ratio.

     29. Also missing from the Registration Statement is an accretion/dilution analysis based on after-tax and free cash flow. This type of analysis is very important to IBI's public shareholders when deciding whether to accept the Exchange Offer.

     30. The Proposed Transaction is a blatant attempt by The Limited to usurp unfairly from the IBI minority stockholders their proportionate interest in IBI's current value and in the future growth in IBI's business and future gains in IBI stock. The Proposed Transaction, for grossly inadequate consideration, will deny plaintiffs and the other members of the class of their right to share proportionately in IBI's real current value and in the future success of IBI.

     31. Plaintiffs and all other minority stockholders of IBI will be damaged in that they will not receive in the Proposed Transaction their fair portion of the value of IBI's business. The Exchange Ratio is unfair and grossly inadequate from both a financial and process perspective. From a financial perspective, the fair value of IBI common stock, as determined by any objective valuation measure is materially in excess of the value of the consideration being offered by The Limited. The "premium" is totally inadequate by reference to any standardized benchmark used for comparison. The Proposed Transaction does not offer consideration approaching IBI's going concern value. From a process perspective, The Limited has decided to proceed with the Exchange Offer, unilaterally dispensing with the usual procedure of first obtaining Special Committee approval. The Limited determined the Exchange Ratio on its own without negotiating with anyone purporting to represent the interests of the minority shareholders. This defective process has directly contributed to the unfair and grossly inadequate Exchange Ratio.

E.   Defendants Fail To Disclose All Material Information Needed
     By The IBI Minority Stockholders To Make Informed
     Decisions Regarding The Exchange Offer And The Merger

     32. The Limited has a duty to disclose fully and fairly all material information regarding the prospects and value of both IBI and The Limited so that the IBI minority shareholders can make an informed decision whether or not to tender their shares into the Exchange Offer.

     33. Full and candid disclosure is particularly meaningful because IBI's minority shareholders presently possess significant leverage in dealings with The Limited. IBI's charter calls for 75% or more super-majority approval by the minority shareholders of a merger or other "business combination" with The Limited. For this reason, the Exchange Offer is conditioned on receipt of sufficient tenders to increase The Limited's ownership to 90% or more. The Limited has deliberately structured the Proposed Transaction as an Exchange Offer and Merger to extinguish the protection and leverage IBI's charter bestows on the minority shareholders. The minority shareholders will lose their leverage if The Limited entices sufficient tenders to achieve 90% or more ownership of IBI. The Registration Statement does not meaningfully inform the minority shareholders of the leverage they presently possess to prevent a merger with The Limited, the aim of the Proposed Transaction.

     34. The Registration Statement provides wholly inadequate information regarding the value, results, operations and prospects of IBI and the value, results, operations and prospects of The Limited. Given that the consideration in the Proposed Transaction is shares of The Limited common stock, The Limited's business, prospects and financial condition are material to the IBI minority stockholders, as The Limited itself admits in the Registration Statement. The Registration Statement fails, however, to provide even minimal information needed for the IBI minority shareholders to make an informed decision regarding the Exchange Offer.

     35. For example, the Registration Statement contains no financial projections for IBI and for The Limited. Although the Registration Statement contains a section entitled "Outlook for 2002," that section merely contains The Limited's views on the purportedly "challenging" retail environment, without disclosing any multi-year projections and/or the underlying assumptions which would be used to generate such projections. To be truly meaningful to the IBI minority stockholders, who will be receiving stock of The Limited in the Exchange Offer, multi-year projections for IBI and The Limited should be disclosed and the details regarding and the assumptions underlying such projections must be provided, and any differences in assumptions and methodologies expressly noted

     36. The Limited no doubt has in its possession detailed stand-alone projections for both IBI and The Limited. Any projections relied upon or created by The Limited and/or IBI in connection with the Proposed Transaction are material to the IBI stockholders and, therefore, must be disclosed.

     37. Moreover, the Registration Statement does not even disclose The Limited's own bases for the Exchange Ratio or the valuation methodologies used by The Limited in determining the Exchange Ratio.

     38. In addition, the Registration Statement does not disclose any material details regarding any of IBI's new products or the state of IBI's fashion pipeline. This information is needed to value IBI accurately.

     39. Nor does the Registration Statement provide any details regarding business acquisitions by The Limited, other than IBI, that may currently be under discussion. This information is relevant not only to assess The Limited's current value but also to value The Limited's long-term growth prospects. Moreover, to the extent The Limited uses stock for future acquisitions or The Limited issues debt with conversion rights, The Limited's shareholders, including IBI's former shareholders (if the Merger is consummated), will be diluted.

     40. A summary of the misrepresentations and omissions in the Registration Statement is as follows:

     a. misleading IBI stockholders into believing that IBI's business and prospects are deteriorating while, in reality, IBI is in the process of turning around and is expected to see continued improvements at both of its divisions;

     b. failing to disclose all material information regarding the value, results, operations and prospects of IBI;

     c. failing to disclose all material information regarding the value, results, operations and prospects of The Limited;

     d. failing to disclose detailed projections for IBI;

     e. failing to disclose detailed projections for The Limited;

     f. failing to adequately describe and quantify the expected synergies from the Proposed Transaction;

     g. failing to disclose The Limited's basis for the Exchange Ratio or the valuation methodologies used in determining the Exchange Ratio;

     h. falsely starting that the proposed transaction is "strategically and operationally compelling" to IBI's public shareholders;

     i. falsely stating that the proposed transaction will yield "significant benefits" for IBI's public shareholders;

     j. failing to disclose that the premium implied by the Exchange Ratio is materially inadequate in comparisons to other comparable transactions;

     k. falsely stating that "the market capitalizations of The Limited and Intimate Brands are virtually identical;"

     1. failing to disclose The Limited's assessment of whether the proposed Transaction is fair and a reasonably detailed discussion regarding the basis for such an assessment;

     m. Failing to disclose the reasons for the recent resignation of Mr. Bernard, The Limited's President and CEO, as well as defendants' plans to find a replacement for him;

     n. failing. to disclose information regarding IBI's new products or fashion pipeline;

     o. failing to disclose information regarding the acquisitions The Limited is considering; and

     p. failing to disclose that all the directors of IBI are conflicted and unable to protect the interests of IBI's minority shareholders.

     41. The Limited is the majority owner of IBI and is, therefore, well aware of the status of IBI's development and success. In making its inadequate offer to acquire the publicly owned stock of IBI, The Limited has tried to take advantage of the fact that the market price of IBI stock does not fully reflect the progress and inherent and future value of the Company.

     42. The intrinsic value of the stock of IBI is materially in excess of the value produced by the Exchange Ratio, giving due consideration to the prospects for growth and profitability of IBI in light of its business, earnings and earnings power, present and future; the Exchange Ratio offers an inadequate premium to the public stockholders of IBI; and the Exchange Ratio is not the result of arm's-length negotiations, but was fixed arbitrarily by The Limited to "cap" the market price of IBI stock, as part of its plan to obtain complete ownership of IBI's assets and business at the lowest possible price.

     43. Because The Limited is in possession of proprietary corporate information concerning IBI's future financial prospects, the degree of knowledge and economic power between The Limited and the class members is unequal, making it grossly and inherently unfair for The Limited to obtain the remaining 16.1% of IBI's shares at the unfair and inadequate consideration it has proposed with inadequate disclosure.

     44. Because The Limited controls 83.9% of IBI, no suction or market check can be effected to establish IBI's transactional worth. Thus, The Limited has the power and is exercising its power to acquire IBI's minority shares and dictate terms which are in The Limited's best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of IBI's stock.

     45. All the Individual Defendants are affiliated with or beholden to The Limited and/or defendant Wexner, The Limited's largest shareholder. Thus, they are incapable and/or unwilling to take the measures necessary to protect the interests of IBI's minority shareholders.

     46. Plaintiffs and the Class will suffer irreparable harm unless The Limited, with the acquiescence of the Individual Defendants, is enjoined from breaching its fiduciary duties to the Class and from carrying out its plan to deprive the minority shareholders of their fair proportionate interest in IBI.

     47. Plaintiffs and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

     WHEREFORE, plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action, and certifying plaintiffs as class representatives;

     B. Enjoining the Proposed Transaction or, if the Transaction is consummated, rescinding the Transaction;

     C. Awarding plaintiffs and the Class compensatory damages and/or rescissory damages;

     D. Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

     E. Granting such other and further relief as this Court may deem to be just and proper.


                                          ROSENTHAL, MONHAIT, GROSS &
                                            GODDESS, P.A.

                                          By:
                                              ----------------------------------
                                              Suite 401, 19 North Market Street
                                              Post Office Box 1070
                                              Wilmington, Delaware 19899
                                              (302) 656-4433

                                              Attorneys for Plaintiffs

Of Counsel:

MILBERG WEISS BERSHAD HYNES
  & LERACH LLP
Steven G. Schulman
U. Seth Ottensoser
Seth Rigrodsky
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Patricia Weiser
Three Bala Plaza East
Suite 400
Bata Cynwyd, PA 19004
(610) 667-7706


CERTIFICATE OF SERVICE

     I, Joseph A. Rosenthal, Esquire, do hereby certify that on this 8th day of February 2002, I caused copies of the foregoing to be served via hand delivery upon:

C. Stephen Bigler, Esquire
Richards Layton & Finger
One Rodney Square
Wilmington, DE 19801

                                                            Joseph A. Rosenthal